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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________April 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases:  4/14/2004; 4/29/2004; and 5/3/2004

2.  Research Report, dated 5/3/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

April 14, 2004

International Barrier Sets Quarterly and Nine-Month Sales Volume Record for its Blazeguard® Fire Resistant Wood Panels

Watkins, MN, Vancouver, BC, April 14, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSX-V), a manufacturer of proprietary fire resistant building materials, achieved dramatic sales volume growth of its Blazeguard® fire resistant wood panels in the fiscal third quarter ending March 31st. Record sales volume of 1,139,800 square feet was 157% greater than last year’s third quarter sales of 443,700 square feet and 67% greater than the last quarterly record of 681,200 square feet reported in FQ1 2001. Nine-month sales volume of 2,081,300 square feet increased 38% over the same period last year and almost exceeded the annual sales volume record of 2,149,400 square feet reported for fiscal 2001.

“Demand for Blazeguard has never been this significant and broadly based,” said Mike Huddy, president. “There is growing usage of Blazeguard by four of the top five US homebuilders, and major builders in the next tier, such as Beazer Homes, are also expanding usage. Nine-month sales in Florida reached one million square feet, a new record for that state, and volume in the mid-Atlantic reached a new high. This growth also reflects the market launch and new sales from Mule-Hide Products. We are on track to report record revenue for the fiscal year.”

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier’s award-winning Blazeguard® wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www. intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

bhertel@telus.net

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC. #604-750 West Pender Street Vancouver, BC V6C 2T7 Tel: 604-689-0188

April 29, 2004

SYMBOL:  IBH: TSX-V

IBTGF.OB

PRESS RELEASE

Watkins, MN; Vancouver, British Columbia, April 29, 2004 – International Barrier Technology Inc. (the “Company”) announces that, subject to regulatory acceptance, it has negotiated a private placement in the amount of 750,000 units at a price of $1.05 per unit for gross proceeds of $787,500.  Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants").  The Warrants have an exercise term of two years from the closing date.  One Warrant and $1.31 will entitle the placee to acquire an additional common share of the Company. The proceeds from the private placement will be used to fund the acquisition of the Pyrotite fire retardant technology and for working capital.

The Company further announces that it has granted stock options to an officer and controller of the Company in the amount of 50,000 common shares in the capital stock of the Company, at a price of $1.05 per share exercisable up to and including April 29, 2006.

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.  Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:  “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Press Release

Howlett Research Corp.

Publishes Research Report on International Barrier Technology Inc.

VANCOUVER, BC--(MARKET WIRE)--May 3, 2004 -- Howlett Research Corp. http://www.howlett-research.com, a boutique research firm led by Jeff Howlett, President, announced today that it has recently published a comprehensive research report on International Barrier Technology Inc. ("Barrier") (OTC BB: http://finance.yahoo.com/q?s=ibtgf.ob) (Vancouver: http://finance.yahoo.com/q/h?s=ibh.v) (www. intlbarrier.com). Barrier develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning, patented technology uses a non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in the marketplace in that products have both high strength and excellent fire properties, while being cost competitive.

Barrier has succeeded in gaining product acceptance for Blazeguard® with four of the top five homebuilders, including Centex, D.R. Horton, KB Home, and Lennar. Lowe's Companies, Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. A more aggressive sales effort is designed to gain more traction in existing markets and leverage new sales reps relationships to further expand sales. Pyrotite has additional potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

The full report can be found at www.howlett-research.com/Research.htm.

About Howlett Research Corp. (HRC)

Based on British Columbia's Sunshine Coast, Howlett Research Corp. has been completing company-specific research reports for publicly listed companies for over 10 years in a variety of industry sectors. The reports are developed for quality junior to medium-sized companies that lack adequate coverage by the financial community. These reports attempt to explain how the company is positioned in its competitive environment, along with what its business strategy and associated market potential is.

Howlett Research Corp. has accepted a cash fee of under $10,000 from Barrier in preparing the research report which represents the total consideration due. Howlett Research Corp. has not been involved in, nor does it envision participating in any transaction or investment banking business related to Barrier. Howlett Research Corp. does not own shares of Barrier and does not trade in its shares.

Contact:

     Jeff Howlett

     604-885-0883

     info@howlett-research.com

     http://www.howlett-research.com

     For additional information, contact:

     Dawn Van Zant

     Toll free: 800-665-0411

     Email: dvanzant@investorideas.com

     Trevor Ruehs

     Toll free: 800-665-0411

     Email: truehs@investorideas.com

     www.InvestorIdeas.com

HOWLETT RESEARCH Corp.

RESEARCH REPORT

International Barrier Technology Inc.

(IBTGF - OTC Bulletin Board, IBH – TSXV)

Jeff Howlett
tel: (604) 885-0883
e-mail: info@howlett-research.com
website: www.howlett-research.com

Jeff Howlett is a financial analyst who for over 11 years has provided comprehensive research services to companies lacking adequate coverage. Mr. Howlett was previously affiliated with a major Canadian investment firm specializing in Mergers & Acquisitions and has received a B.Sc. in Economics from the Wharton School of the University of Pennsylvania.

Niche construction products company reaching critical mass. Rapid sales growth now being realized. Positioning to expand geographically, increase sales force, and enter new product markets.

Previous Developments

Since acquiring rights to market products in ***1986***, Barrier has undergone several phases, including developing early products, working closely with Weyerhaeuser through ***1991/92***, and subsequently moving forward creating an automated production facility using a one-step process. From roughly ***1999*** on, the company focused on mounting a serious market penetration effort. Targeting mainly the U.S. Southeast and East largely through the efforts of its President, the company has reached roughly breakeven $2.5 million annual sales levels. Barrier recently acquired all relevant patents, foreign patent filings, know-how, trade secrets, and trademarks for the entire world.

The Market

Blazeguard® is the one fire-rated product that captures ***both*** the high strength-to-weight ratio of wood and the best fire protection properties of fire-rated gypsum. There are several "highest and best use" markets which offer sales potential for hundreds of millions of square feet per year. As Barrier continues to pass fire tests, including receiving its consolidated code evaluation report *(ICC-ES)*, and gains UL listings for new assemblies, future opportunities are virtually unlimited.

Increasingly Aggressive Marketing Initiatives

Barrier has been readying itself for growth in a number of areas. A major deal with Mule-Hide was reached (a significant participant in the modular building market), additional capital raised, and new sales reps added. New efforts can be made to expand geographically (i.e. in the West) and introduce new products and product applications.

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May Jun Jul Aug Sep Oct Nov Dec 04 Feb Mar Apr

Share Data ($US):

Recent Price:	$0.95
52-week Price Range:	$0.18 - $1.15
Shares Outstanding (12/31/03) (1):	20.96 million
Fully Diluted Shares (1) (2):	23.57 million

(1) Incl. new issue 1.2 million units (1 share + 1 warrant @ C $0.80).
(2) Incl. 1.408 million options @ C$0.10 - C$0.26.

Capitalization ($US):

Market Capitalization:	$19.9 million
Total Debt (12/30/03) (3):	Cdn $1,100,435

(3) Including capital leases.

Corporate Information:

President:	Michael Huddy
Investor Relations:	(604) 948-0687, (866) 735-3519
Website:	www.intlbarrier.com
E-mail:	ir@intlbarrier.com

WE BELIEVE THAT INTERNATIONAL BARRIER REPRESENTS AN ATTRACTIVE, STRATEGIC LONG TERM HOLDING.

Barrier has succeeded in gaining product acceptance with very limited resources. A more aggressive sales effort, however, targeted to gain traction in existing markets and leverage new sales rep's relationships will further expand sales. This will free up senior management to pursue new opportunities such as: ❶ new product introductions (i.e. finished & painted, foam, plastics, engineered wood products), ❷ entering new geographic areas, ❸ pursuing an international licensing strategy. We see Barrier as only beginning to realize on the potential for Blazeguard®. For investors wishing exposure to an interesting niche area of the building materials market, we see Barrier as an excellent stock that offers significant long term upside for speculative investors.

International Barrier Technology Inc.
Financial Statement Analysis (June year-ends, US $000's unless noted))

	2001	2002	2003	2004E	2005E	2007E	2009E
Volume Shipped (million sq. ft)		1.77	2.11	3.50	8.00	40.00	110.00
Sold Under License (million sq. ft)						25.00	100.00
Gross Profit	272	280	325	655	2,050	9,700	24,000
Earnings Before After Tax	-280	-202	31	-23	895	5,416	12,850
E.P.S. (based on F.D. Shares)	$US				$0.036	$0.212	$0.503
E.P.S. (based on F.D. Shares)	Cdn				$0.050	$0.290	$0.688

May 3, 2004

International Barrier Technology Inc. *Research Report*

THE COMPANY

Early Developments From 1980s

In **1986**, Barrier acquired the Canadian license to exclusively manufacture an ***inorganic, cemetacious fire retardant laminate*** from Pyrotite Corp., a Miami company. The substance contained molecular bound water that, when bonded to wood, acts as an *effective barrier between the wood and fire*. It is particularly effective because the water is released just before wood reaches kindling temperature (475° F). The license also included the right to market products worldwide. Pyrotite Corp. had recently purchased the formulation from a nationally-recognized chemist.

> Originally, the patented Pyrotite mixture was poured and cured in a woven fiberglass mat. Once cured (in minutes if heat is applied), the laminate was bonded to a wood panel or other product using a proprietary adhesive. After considerable time and effort, that process was automated into a proprietary one-step process in the 1990s.
>
> The resulting coating is chemically inert and *does not change the structural properties of the underlying product*. The end product is an exceptionally durable fire retardant structural building panel that can be utilized without special attention during construction.

Early Developments

Early efforts centered on developing products utilizing the technology, completing performance tests to ensure the product met code requirements, and gaining code compliance in relevant *Code Evaluation Reports* for selected markets.

Early Success

Barrier successfully developed Pyrotite products that met commercial demands. In **1989**, the *American Plywood Association* introduced the company to an industry crisis related to the failure of *Fire Retardant Treated* (**FRT**) plywood. In **1990**, a five-year exclusive purchase agreement was signed with ***Weyerhaeuser*** under which Barrier would supply Pyrotite laminate sheets from its Vancouver manufacturing plant to Weyerhaeuser. Weyerhaeuser, in turn, took responsibility for the remaining performance tests and code approvals. The resultant product, Blazeguard®, passed all relevant performance tests including toxicity, corrosiveness, permeability, insect resistance, long term strength, weatherability, and mold and mildew resistance. Once the performance tests were complete, Weyerhaeuser applied for and received Code Evaluation Reports from SBCCI and BOCA (see p. 4). In **1991**, *Popular Science* gave Barrier and Weyerhaeuser the *Best of What's New* award for Blazeguard®.

> Weyerhauser inked the deal with Barrier after testing up to 85 fire retardant products.

Focus on Internal Manufacturing Improvements

In **1992/93**, Weyerhaeuser approached Barrier and the patent holder (Pyrotite Corporation) in an effort to purchase the technology. Negotiations were not successful. Barrier elected to purchase the technology, trademarks, and materials that had been developed over the two-year R&D period at Weyerhaeuser. Dr. Michael Huddy left Weyerhaeuser's development team to become Blazeguard's President and start up a U.S.-based manufacturing company. From **1993 through 1996**, Barrier advanced the manufacturing process from a two-step laminate to a one-step coating process, making Blazeguard more competitive in the marketplace. In **1995**, a new facility was constructed to Barrier's specifications in Watkins, MN. Further enhancements were made to the manufacturing process (i.e. a new automated mixing process, and spray and kiln equipment). The new products once again passed the relevant fire tests and building code evaluations. The 22,000 square foot facility, serviced by a nearby interstate highways and a railway spur, is now capable of producing ***18 - 20 million sq. ft.*** of Blazeguard® annually on a 3-shift basis. ***If the decision were made to install additional capacity to produce new product lines, other meaningful large markets could be pursued either from this location or another if desired.***

Focus on Sales & Marketing from 1999 Onward

With the efficient manufacturing operation at the Minnesota plant, Barrier began to pursue its commercialization / market introduction strategy. Areas targeted included the U.S. East and Southeast, geographics where FRT had been failing. Early milestones included establishing *Lowe's Companies* and *Stock Building Supply* as distributors with a national presence. Barrier's efforts began to focus on townhomes and condo developers such as *Centex*, *Lennar*, *KB Home*, and *D.R. Horton*.

More recently, Blazeguard has passed rigorous fire and wind tests that have qualified it for a UL listing and sales into the commercial / modular building market for roof deck applications. A sales agreement was signed with *Mule-Hide Products*, an affiliate of *ABC Supply* and a major distributer in that market. A target sales volume in the first year (2004) calls for 2 million square feet of product to be sold. Market potential could exceed ***30 million*** feet per year.

Technology Acquisition

Barrier recently acquired from Pyrotite Corporation the fire retardant technology, including all patents, the trademark, and know-how. This is a major step forward as the company will be ***unrestricted in establishing licensing and other business arrangements*** with 3rd parties worldwide.

© Hewlett Research Corp. Page 2

International Barrier Technology Inc. *Research Report*

THE TECHNOLOGY

Background

Blazeguard® was created in large part out of the failure of fire-rated building materials that were introduced in the 1970s and 1980s. What was considered state-of-the-art **Fire Retardant Treated** or "FRT" roof sheathing materials were comprised of plywood panels pressure-treated with fire-retardant chemicals. These chemicals were engineered to react (turning to acid) as the board temperature reached temperatures as low as 135° F. The result was a board that charred before it burned, and subsequently reduced flame spread and increased building safety.

FRT plywood was first introduced into the Eastern U.S. building codes (BOCA) in 1979. It is estimated that total FRT plywood production through 1988 reached ***671 million square feet.*** Early FRT production rates peaked in 1987 at an annual rate of ***over 160 million square feet.***

However, it was found that the structural integrity of the plywood was sacrificed upon treatment and as heat from the sun activated the fire-retardant additives. Sales of FRT products fell dramatically once failures were identified.

Problems With Other Solutions in 1980s

Starting in the late-1970s, FRT plywood was widely used for its safety and cost advantages over other noncombustible materials. It was *installed in some 1 million condo developments* east of the Mississippi.

It was used extensively in *roof assemblies* to slow flame spread from one roof to another between connected structures (i.e. townhouses).

During the 1980s, there was an outbreak of structural roof deck failures directly related to degradation of FRT plywood used as roof sheathing.

Between 1985 - 1995, approximately ***750,000*** multi-family housing units experienced roofing problems due to FRT plywood sheathing failure, a problem caused by excessive exposure to solar radiation.

The tendency for these FRT products to fail spurred the development of new, reliable, cost-effective products for use in situations where structural fire-rated sheathing is specified by local building codes and in failed roof sheathing replacement projects. Alternatives included:

- Fully sprinkled attic spaces,
- Noncombustible roof decks,
- Water and fire resistant Type X gypsum board beneath untreated plywood, and
- Use of a fire wall that extended through a roof system on a multi-tenant building (parapet).

With improvements and the new requirement for townhome and condo roof deck applications in the Western U.S., FRT plywood sales have begun to increase. As stated by Barrier, the method of performance, however, remains the same - when the material gets hot, it disintegrates the wood, making it an inappropriate device for roof deck applications. There continues to be a market need for alternatives because of FRT's continued shortcomings in design and past reputation for failure.

What is Blazeguard ?

Blazeguard is an innovative panel that features a fire shield laminate which forms a barrier between fire and the underlying panel. While the 0.060 – 0.080 inch laminate provides an inorganic, cementitious, non-combustible shield, it also has a molecular structure which contains a large volume of ***water that releases at high temperatures*** (just before wood reaches its combustion point (about 475° F) and serves to ***cool the heat of fire and slow its spread.***

Blazeguard® can be bonded to a choice of substrates, typically ***OSB*** or ***plywood.*** This coating process results in no loss of structural strength, no negative environmental effects, and requires no special handling.

The result is a panel that **exceeds the Class A flame spread rating and smoke-developed index,** and improves the **burn-through resistance** of 7/16" OSB by nearly 3 times. Unlike smoke from alternative fire-rated products, toxicity tests show that in addition to minimal smoke emission, Blazeguard releases fumes that are no more toxic than untreated wood materials. All ratings have been confirmed in numerous tests. Blazeguard® and the Pyrotite technology are protected by patents worldwide.

Key Advantages of Blazeguard

- Highly attractive fire resistant characteristics (flame spread, smoke, burn through).
- Less toxic fumes.
- Installs without any adjustments in all typical construction applications. No special handling requirements.
- Cost competitive.
- No detrimental environmental impacts.
- Surface finishes with all the advantages of gypsum (can be painted or finished to match interior design schemes.
- Mold and mildew resistant.
- Warranted to cover performance for the lifetime of the roof deck it is installed in.

Potential Blazeguard Applications

- Structural roof applications
- Wall sheathing
- Siding
- Subflooring
- Shelving
- Ceiling and wall paneling
- Partitions
- Storage containers

© Howlett Research Corp. Page 3

International Barrier Technology Inc. *Research Report*

In a word, Blazeguard® exhibits the best strength-to-weight attributes of wood combined with the best fire protection properties of fire-rated gypsum. Due to its wood substrate, Blazeguard delivers approximately 20% less weight than 5/8" Type X Gypsum, in a form than will not lose stability due to moisture retention in warm, humid environments.

	Type X Gypsum	FRT Plywood	Blazeguard
Strength	• Poor unless reinforced.	• Loses 15% of its strength when treated. Subsequent declines based on temperature.	• Improves strength
Fire Characteristics - Flame Spread	• Good	• Good	• Good
Fire Characteristics - Burn Through Resistance	• Good	• Reduced (less than untreated)	• Good
Cost	• Low material, high labor.	• Competitive	• Competitive
Mold & Mildew Resistance	• Susceptible	• Somewhat susceptible	• Resistant
Warranty	• Against manufacturing defects (1 yr)	• Limited to materials used (up to 30 yrs).	• Life of roof deck structure

Highest and Best Uses

Blazeguard® has uses in several types of situations:

- In building applications where either a ***Class A flame spread or a "burn through" resistance rating is required by building code*** and ***strength*** is required, or
- Where building owners desire an ***added sense of protection from fire***, or
- In situations ***where insurance rates may be reduced*** if the fire safety of a building is enhanced by materials like Blazeguard®.
- Roof applications in commercial / modular buildings where a fire-rated assembly is required.

THE IMPACT OF BUILDING CODES

Code Development In the U.S.

Early regulation of building occurred early in the colonies which were to become the United States. As early as **1630**, the City of Boston mandated that "no man shall build his chimney with wood nor cover his roof with thatch." Once independence was declared, George Washington and Thomas Jefferson were early advocates of building regulations to provide for minimum standards related to public health and safety. However, it wasn't until **1865** that the first law was enacted, in New Orleans, allowing for the inspection of public buildings. The Chicago fire of **1871**, which left 100,000 people homeless, provided a major impetus to the development of more effective building codes.

> The key point to appreciate is that historically, local communities have tended to develop building regulations to address specific needs. The International Building Code began to be adopted in January, 2000 in response to several emerging trends:
>
> - **Consolidation** in the building markets are creating companies with national scope.
> - Increasing **adoption of engineered wood products** and **new building systems**.
> - **More expensive labor** creates demand for components / factory-built systems that can be more efficiently built in factories and delivered – precision cut – no waste.
>
> Modern building regulations range in coverage from fire and *structural safety* to health, security, and conservation of energy.

Code Development. Early building codes tended to be adopted by local jurisdictions and varied from one city to the next. Over the years, an attempt has been made to adopt "***model building codes***" to provide some consistency for the building industry. The first example of a model building code came about in **1905**, when the "*National Board of Fire Underwriters*" issued their "*Building Code*." In **1915**, code enforcement officials met to discuss common problems and concerns. Out of these meetings came the formation of three organizations of code enforcement officials, each with its own model code:

- Building Officials and Code Administrators International, Inc. (**BOCA**), created in **1915** and represented code officials from Eastern / Midwestern portions of the U.S. (*National Building Code*).

© Howlett Research Corp. Page 4

International Barrier Technology Inc. *Research Report*

- International Conference of Building Officials (**ICBO**), formed in **1922** and represented code officials from the Western U.S. (*Uniform Building Code*) [**of note**, the ICBO has ***not*** historically had a requirement for a flame spread rating for multifamily residential roof deck applications – this will change when the the uniform ***International Building Code*** ("**IBC**") is adopted (see below), which essentially uses the BOCA and SBCCI language for roof decks and party walls].
- Standard Building Code Congress International (**SBCCI**), formed in **1941**, represented the interests of code officials in the Southern U.S. (*Standard Building Code*).

Recent Developments. The International Code Council (ICC) was established in **1994** by BOCA, ICBO and SBCCI as a nonprofit organization dedicated to developing a single set of comprehensive and coordinated national model construction codes in the recognition that the time had come to unify building codes in the U.S. Advantages include consistency, lower cost R&D, uniform education / certification, elimination of duplication, consistently higher quality construction, and lower overall construction costs. The consensus document, the **International Building Code** ("**IBC**"), was published in January, 2000 and is intended to be completely implemented by 12/31/04.

> ***Why is this important for Barrier?***
> Management would not be required to have a local / regional approach but could focus on selling fire rated products to national companies.

After particular tests are passed, application can be made for a code evaluation report (i.e. ICC-ES) which specifies that the product has passed the required tests at a registered, independent laboratory and that the production process is supervised under a qualified quality control (QC) program. Test reports and the QC program are reviewed by the code evaluation services agency with respect to particular code applications and a report issued. Importantly, these documents specifically mention the product by brand name.

Blazeguard® has obtained code evaluation reports and product listings from BOCA and SBCCI. In 2004, an application was made by Barrier to have its SBCCI report converted to ICC-ES. It is expected that the ICC-ES will be issued prior to yearend. Once this is received, Barrier can target Western markets.

Overall, there is a trend for fire regulations and codes to become more restrictive, a movement that may well accelerate in the future (i.e. due to events such as fires in California, Rhode Island, etc.).

BLAZEGUARD MARKETS

There are no known products ***currently available or in the development stage that provide all the benefits of Blazeguard® (i.e. possessing the combination of strength and fire characteristics).*** While other products currently on the market meet some requirements, it is the **combination of characteristics** that set Blazeguard® apart from all others.

While there are a myriad of possible applications for the Pyrotite technology and Blazeguard®, five main areas have been targeted for marketing and sales in the short term, including: ❶ multifamily roof deck applications; ❷ certain commercial roof deck applications, including modular; ❸ the thermal barrier for structural insulated panels (SIPs); ❹ fire-rated wall assemblies and, ❺ specialty markets such as electrical panel boxes for the telecommunications industry (see below). These applications all have fire rated requirements in the model building code.

> **Manufactured Blazeguard products.**
> - Available in all standard sheathing thicknesses (4'x8', 4'x9', 4'x10').
> - 7/16" OSB available in sizes up to 8' x 24'.
> - Can be applied to both plywood and OSB (as well as to any number of manufactured products such as I-joists).

Market	Description	Market / Size
Multi-Family Residential Roof Decks	• Roof sheathing to satisfy fire protection requirements for multifamily residential dwellings such as condominiums and town homes (4' out perpendicular to the firewall (common / party wall).	• Replaces FRT plywood and Type X gypsum in some cases. • FRT market reached **over 160 million square feet** per year in 1987. • ***Believed to represent a 250+ million sq. ft. market opportunity annually in the U.S.***
Commercial Roof Decks (modular market)	• Held to higher standards (required to have fire and wind ratings in assemblies (i.e. roof decks).	• ***Believed to represent a 70+ million sq. ft. market opportunity annually.*** • ***Strong new distribution agreement with Mule Hide is in place.***

© Howlett Research Corp. Page 5

International Barrier Technology Inc. *Research Report*

Market	Description	Market / Size
Structural, Insulated Foam Core Panels (SIPs)	• Formed by laminating 4"–6" of expanded polystyrene (foam) between two sheets of 7/16" OSB • Done without the use of the more common 2x4' stud wall construction and has several advantages over that traditional building type.	• Growing market share for SIPs. Blazeguard® can ***replace gypsum wall board*** as the interior wall surface serving as the required thermal barrier. • Barrier expects to establish a broader presence in this market (i.e. membership in SIP association and begin working with members).
Fire Resistive, Structural Wall Assemblies	• Required by code where the containment of fire is desired either between dwellings or between structures (i.e. party walls between units in multifamily residential units).	• Normally provided by gypsum wallboard (sheet rock) – FRT Plywood is not an option (poor "burn through"). • Type X Gypsum wall board (fire rated) – over **9 billion square feet / year** • Blazeguard could be the preferred in cases where sheetrock and wood panels have been designed into a wall (gypsum for fire resistance, wood panels for strength) - Blazeguard® can be a lower cost alternative. • ***Unquantified potential - additional testing expected to open up large market in alternative wall assemblies***
Specialty Applications	• Include value added opportunities such as materials requiring finished painted surfaces, foam applications, plastics, and engineered wood products such as i-joists.	• Tens of millions of square feet of fire resistant and impact resistant building materials are required for the building industry annually. Immediate potential to replace (for example) Fiberglass Reinforced Plastics on interior wall surfaces.

Fire tests for fire resistive structural wall assemblies are among the most stringent with respect to getting building materials accepted for particular uses. Once completed and UL listings are secured, however, they provide a very powerful tool for marketing and sales since ***they specify products by brand name and manufacturer***.

For the applications listed alone, the market for Blazeguard is estimated to be in the hundreds of millions of square feet annually.

In the very near future, Barrier will be conducting tests related to UL-listed wall assemblies for: ❶ zero lot lines, ❷ attic spaces, ❸ party walls, as well as others.

Roof decking for multi-family residential buildings is Barrier's largest and most stable existing market application, and represents the majority of sales. Barrier's Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important U.S. state market for Blazeguard. Sales into Florida increased by 394,100 square feet or 77% (FY ending 6/03), after growing 11% the previous year. ***Nine month sales volumes reported recently show this trend continuing*** and Barrier Management expects further increases as more builders begin to utilize Blazeguard and more regional sales reps are added to sales force in new geographies. More intensive efforts are expected in the SIPs marketplace.

Blue Sky

We believe that the fundamental points to realize with Barrier is that there are several dimensions along which the company can grow simultaneously:

- **Additional market penetration in existing markets with existing products,**
- **Adding product applications in these same markets,**
- **Adding sales representatives with their accompanying builder relationships,**
- **Expanding geographically, and**
- **Pursuing a licensing strategy in selected markets, including those not served in the U.S. and internationally.**

As consolidation in the builder and building products industries continues to accelerate, Barrier should be well positioned to capture more market share as practices become more streamlined on a national scale.

In addition, there is expected to be potential to use the Pyrotite formulation in combination with a host of other material types such as engineered woods, paints, plastics, and expanded polystyrene.

© Howlett Research Corp. Page 6

International Barrier Technology Inc. *Research Report*

BARRIER's MARKETING STRATEGY

There are several distinct steps involved in commercializing Blazeguard® products.

1. **Testing**. Blazeguard® must pass relevant fire tests and be evaluated against local model building codes for particular applications.
2. **Work with builders / architects** and (where necessary) local code officials to demonstrate the benefits that Blazeguard® offers them with their projects and to convince them to utilize Blazeguard® products. This can be a relatively technical and time-consuming process.
3. **Obtain distribution (become an approved vendor)**. This easily follows behind successfully working with committed builders. Barrier must simply have the approval of the distributors that each builder works with (i.e. Lowe's, etc.).
4. **Service accounts and grow sales**. This will normally involve regional efforts and the use of dedicated sales representatives (in-house and independent). These individuals will typically have relationships with several builders and can ***service the new relationships built by top-level Barrier management*** as well as access new accounts locally and regionally. ***As more and more people are added, it is certainly possible (and expected) to grow sales rapidly***.
5. **Repeat the sales cycle in new regions and / or new product areas**.

> **Important Key to Understand**.
> Although it is the builders that ultimately drive sales of Blazeguard, performance testing by independent labs, listing services by code agencies, and distribution agreements are all integral elements of the sales process – which makes for a lengthy sales cycle.
>
> However, ***once penetrated, sales tend to not only be maintained in a region, they tend to accelerate***, as is the case in Florida for roof decking for multi-family residential buildings.

It is important to realize the significance of Barrier's milestones and where it is going.

- **Limited marketing efforts have produced meaningful results**. To date, Barrier has essentially had one central marketing individual active in introducing Blazeguard to the marketplace (President - Dr. Michael Huddy). He has been successful in penetrating the townhouse market for roof deck sheathing, targeting the rapidly growing Southeastern U.S. (Florida mainly). These efforts were leveraged by hiring 2 manufacturers sales reps in Florida – who were successful in ***increasing sales by 77% in Florida*** for fiscal year 2003 (ended June / 03). For that fiscal year, Florida sales exceeded 900,000 square feet (42% of sales) as a result of these efforts. For the first nine months of the current fiscal year, Florida sales reached 1 million square feet and growth is expected to continue.

  With more senior staff added, Barrier could penetrate additional geographic areas and new product areas (building product areas + paint applications).
- **Recent additions to the independent sales efforts**. Management has recently instituted similar marketing efforts in the mid-Atlantic states (MD through SC) by adding an independent sales rep.
- **Mule-Hide deal**. The recently inked deal with Mule-Hide is expected to produce significant results over the 2004 calendar year – with significant leaps in volumes thereafter (note – this deal took some 2 years to develop but could aid in penetrating additional markets / companies owing to the stature of this customer and the nature of the endorsement it lends Barrier).
- **Eye on New Markets**. Management is poised to enter new markets – this is expected to include:
  - Additional **fire-rated wall assemblies**.
  - In the **SIP market**, targeting additional panel producers.
  - Conducting testing for a variety of **new products** requiring a Class A fire rating (see above).
  - Continue to improve on the ability to **finish and paint**.
  - Begin to **move westward** with the sales strategy.
  - Get into **engineered wood products**.

We believe that Barrier is now finally at the point where sales can begin to escalate rapidly – in local markets already penetrated, from new product applications, and from expanding regionally in the U.S. and internationally. These can be expected to begin to be reflected in the fiscal year ended June / 2005 and beyond.

© Howlett Research Corp. Page 7

International Barrier Technology Inc. **Research Report**

FINANCIAL

We believe that given the track record of Barrier, the nature of its revenue streams, and clear growth prospects / marketing strategy, it is appropriate to investigate the financial potential for the company based on a future earnings estimates. We have constructed a forecast / projection as shown below:

International Barrier Technology Inc.
Financial Statement Analysis (June year-ends, US $000's unless noted))

	1999	2000	2001	2002	2003	2004E	2005E	2007E	2009E
Total Volume Shipped (million sq. ft)				1.77	2.11	3.50	8.00	40.00	110.00
Sold Under License (million sq. ft)								25.00	100.00
Revenue	1,003	1,118	923	1,185	1,503				
- Cost of Sales			651	905	1,178				
Gross Profit – Internal Sales			272	280	325	655	2,050	9,200	22,000
Contribution From Sales Under License								500	2,000
Total Gross Profit			272	280	325	655	2,050	9,700	24,000
- R & D			52	23	17	50	50	75	75
- Net License Expense			47	50	26	15			
Profit Before G&A			173	207	282	590	2,000	9,625	23,925
- Interest			73	79	61	64	60	120	560
- G&A			132	111	165	284	318	513	840
- Salaries, Wages			113	114	121	200	200	500	2,000
- Amortization			105	112	66	66	66	288	1,056
- Other			-31	7	161				
Earnings Before Income Tax	-467	-295	-280	-202	31	-23	1,356	8,206	19,469
- Income Tax Charge (34%)							461	2,790	6,620
Net Income ("Normalized")	-467	-295	-280	-202	31	-23	895	5,416	12,850
E.P.S. (based on F.D. Shares)							$0.036	$0.212	$0.503

We make the following comments and observations:

- Given that Barrier "passes on" the cost of the underlying substrate, we have focused on gross margins rather than sales levels. We have expressed forecast numbers and EPS figures in US dollars (which margins and much of the cost structure is denominated in) although actual financial statements are expressed in Canadian dollars.
- Investors should bear in mind that Barrier's fiscal year end is in June – thus from a forecasting perspective, 2005 year end and beyond is more instructive.
- This forecast does not contemplate applications outside of Management's current focus (which might include engineered woods, paints, plastics, and expanded polystyrene).
- ***Dilution*** as follows: equity financing of $1 million @ $1.00 in 2004 and $2 million @ $2.00 by 2007. ***New debt*** of $2 million for plant required by 2007, followed by additional $9 million by 2009.

These figures would tend to indicate that Barrier represents a very attractive stock over the medium and longer term. Should Barrier meet and / or exceed these expectations, we can envision that large market players could become interested in the company from any number of perspectives and thus the stock could represent a strategic holding.

© Howlett Research Corp. All rights reserved. The material presented above is based on information and sources believed to be reliable but its accuracy or completeness cannot be guaranteed. Howlett Research Corp. accepts or assumes no liability for the foregoing material. There can be no assurances of the company reaching sales forecasts or projections as outlined in this report. Howlett Research Corp. has relied on management for information and data presented in this report and has not verified its accuracy. The analysis contained herein does not purport to be a complete study of the featured company and any views expressed are as of the date hereof and are subject to change without notice. This report contains and refers to forward looking information. Readers should be aware that forward looking statements are subject to significant known and unknown risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Any forward looking statements included in this report are made as of the date hereof and Howlett Research Corp. assumes no responsibility to update them or revise them to reflect new events or circumstances.

This report is for information only and is not intended as an offer or solicitation with respect to the purchase or sale of any security, nor should any information or opinions expressed in this report be construed as investment advice. Companies mentioned herein may carry a high investment risk; and readers should carefully review the companies thoroughly with their registered investment advisor or registered stockbroker. Howlett Research Corp. has accepted a cash fee of under $10,000 from International Barrier Technology Inc. in preparing this report which represents the total consideration due. No other consideration has been paid or is payable by any person or entity. Howlett Research Corp. has not been involved in, nor does it envision participating in any transaction or investment banking business related to International Barrier Technology Inc. Howlett Research Corp. does not own shares of International Barrier Technology Inc. and does not trade in its shares.

© Howlett Research Corp. *Page 8*

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: May 7, 2004          By /s/ Michael Huddy________________________

                                  Michael Huddy, President and Director